Exhibit 12.2
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended December 31,
(in thousands of dollars)	2009		2008		2007		2006		2005

Earnings:

(Loss) income before income taxes	$(3,678,183)		$(296,008)		$22,643		$514,061		$543,574

Add: Fixed charges, excluding interest on deposits and preferred stock dividends	155,269		351,672		431,320		345,253		243,239

Earnings available for fixed charges, excluding interest on deposits	(3,522,914)		55,664		453,963		859,314		786,813
Add: Interest on deposits	674,101		931,679		1,026,388		717,167		446,919

Earnings available for fixed charges, including interest on deposits	(2,848,813)		987,343		1,480,351		1,576,481		1,233,732

Fixed Charges:
Interest expense, excluding interest on deposits	139,754		334,952		415,063		334,175		232,435
Interest factor in net rental expense	15,515		16,720		16,257		11,078		10,804
Preferred stock dividends	174,756		46,400		—		—		—

Total fixed charges, excluding interest on deposits	330,025		398,072		431,320		345,253		243,239
Add: Interest on deposits	674,101		931,679		1,026,388		717,167		446,919

Total fixed charges, including interest on deposits	$1,004,126		$1,329,751		$1,457,708		$1,062,420		$690,158

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	(10.67	) x	0.14	x	1.05	x	2.49	x	3.23	x
Including interest on deposits	(2.84	) x	0.74	x	1.02	x	1.48	x	1.79	x